Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 7, 2020 and appears as Exhibit 3 to the annual report on Form 18-K of the CEB for the fiscal year ended December 31, 2019.

PRESENTATION OF FINANCIAL INFORMATION	2
THE COUNCIL OF EUROPE DEVELOPMENT BANK	3
Overview	3
Legal Status	3
Member States	4
Relationship with the Council of Europe	4
Cooperation with the European Union and Other International Institutions	5
Migrant and Refugee Fund	6
The CEB as ODA-Eligible International Organization	6
CEB Strategy 2020-2022	6
Recent Developments	7
CAPITALIZATION AND INDEBTEDNESS	8
CAPITAL STRUCTURE	9
Subscribed, Called and Uncalled Capital	9
Reserves	10
OPERATIONS	11
Overview	11
Financial Means of Action	11
Project Financing	12
Overview of CEB’s Lending Activities	13
SELECTED FINANCIAL INFORMATION	15
FINANCIAL REVIEW	17
Overview	17
Results of Operations	17
Balance Sheet	18
GOVERNANCE	22
Governing Board	22
Administrative Council	22
Current Membership of the Governing Board and the Administrative Council	23
The Governor	27
Auditing Board	27
Staff	28

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 41 European states are members of the Bank (the “Member States”). See “—Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €50.5 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2019, the CEB had the equivalent of €15.4 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2019, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €21.2 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2019. See “Capital Structure”. As of December 31, 2019, €612.4 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s sixth capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 41 as of the end of 2019 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	North Macedonia(1)	1997
Estonia	1998	Norway	1978
Finland	1991	Poland	1998
France	1956	Portugal	1976
Georgia	2007	Romania	1996
Germany	1956	San Marino	1989
Greece	1956	Serbia	2004
Holy See	1973	Slovak Republic	1998
Hungary	1998	Slovenia	1994
Iceland	1956	Spain	1978
Ireland	2004	Sweden	1977
Italy	1956	Switzerland	1974
Kosovo	2013	Turkey	1956
Latvia	2013

(1)

Pursuant to the Agreement dated June 17, 2018 between Greece and the former Yugoslav Republic of Macedonia, which entered into force on February 12, 2019, the former Yugoslav Republic of Macedonia became the Republic of North Macedonia—short name North Macedonia.

As a sign of solidarity among Member States, the Bank aims to provide increased support to a group of 22 Central, Eastern and South Eastern European countries, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, North Macedonia, The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia and Turkey (collectively, the “Target Group Countries”).

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only one member state of the EU, Austria, is a member of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU (CEB’s main donor) and regularly cooperates with other international financial institutions (“IFIs”), as well as with several United Nations specialized agencies. The CEB takes part in the following programs:

•

the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (“UNHCR”), the Organization for Security and Co-Operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors as well as provides technical and administrative services;

•

the Western Balkans Investment Framework, in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•

the Neighbourhood Investment Platform (formerly the Neighbourhood Investment Facility, before its inclusion in the European Fund for Sustainable Development in 2017), which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructure in sectors such as transport, energy, the environment and social issues (e.g., construction of schools or hospitals);

•

tripartite financing facilities, which combine loans from the CEB and Kreditanstalt für Wiederaufbau (“KfW”) and grants from the European Commission and whose funding is used to finance investments intended to create or maintain jobs in MSMEs, local infrastructure for municipalities and energy efficiency projects in CEB member states of Central and Eastern Europe;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects;

•

the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine;

•

the Facility for Refugees in Turkey (FRiT) established by the EU in November 2015, through which the EU has contributed €50 million to the CEB and disbursed €30 million to the CEB as of the end of 2019, to finance the construction of a state hospital in Turkey which will serve both Syrian refugees and their host community. As of the end of 2019, the CEB has disbursed €12 million of the €30 million received;

•

European Networks for the Integration of Migrants and Refugees, including the European Partnership on Inclusion of Migrants and Refugees – as part of the Urban Agenda for the EU – which aims to increase knowledge on integration issues and sharing good practices among countries, regions, cities and financial institutions; as well as ‘Regions4Integration’ launched in April 2019 by the European Committee of Regions as a political platform for European mayors and regional leaders to showcase positive examples of integration of migrants and refugees, share knowledge and best practices, and promote diversity as an added value to building inclusive cities and ensuring social cohesion;

•	the Ad hoc Committee of Experts on Roma and Traveller Issues (CAHROM), which completed its Terms of Reference on December 31, 2019;

•

a number of initiatives, such as the Harmonized Indicators for Private Sector Operations (HIPSO) initiative, health and social care partnerships, and the Climate Action in Financial Institutions initiative, based on the Five Voluntary Principles for Mainstreaming Climate Action, the World Observatory on Subnational Governance Finance and Investment, an initiative led by the OECD and the United Cities and Local Governments (UCLG) and financially supported among others by the CEB, and the European Association of Long-Term Investors (ELTI); and

•	the UN Framework Convention on Climate Change, on which the CEB obtained permanent observer status in 2018.

At the end of 2019, the balance of fiduciary accounts related to the RHP and of fiduciary accounts funded entirely or mainly by the EU stood at €93 million. Accounts related to the RHP accounted for the vast majority of this balance, i.e. 80% of the total.

The CEB has also signed Memoranda of Understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank (NIB), the EIB, KfW, the United Nations Children’s Fund (“UNICEF”), which was renewed in July 2019, the Office of the United Nations High Commissioner for Refugees (“UNHCR”), and the United Nations Development Program (“UNDP”, with which the existing bilateral cooperation agreement was extended on February 6, 2017 for another five years). Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization (“WHO”) and the International Organization for Migration (“IOM”). The amount of grants approved by the CEB in favor of UNICEF, UNHCR, UNDP, WHO and IOM stood at €25 million at the end of 2019.

Migrant and Refugee Fund

In response to the increase in the number of migrants seeking asylum in Europe, the CEB set up the Migrant and Refugee Fund (“MRF”) in 2015, a grant-based financial instrument to help Member States deal with migrant and refugee flows. Following a proposal by the Governor, the CEB’s Administrative Council unanimously approved the establishment of the MRF in October 2015.

The MRF supports the CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions.

At year-end 2019, total funds committed to the MRF amounted to €28 million, while grants in an aggregate amount of €28 million had been approved.

The CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the Organisation for Economic Co-operation and Development (“OECD”) that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of the CEB’s lending and its grant element. It also aligns the CEB with its peers, such as the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

CEB Strategy 2020-2022

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion as a means of building more inclusive and sustainable societies in its Member States. Against the background of Europe facing long-term challenges due to various external and internal factors as well as a more demanding operational environment, the CEB has adopted a new development plan for the period 2020-2022 (the “Development Plan 2020-2022”), which charts the CEB’s mid-term strategy on how to achieve its objectives.

The Development Plan 2020-2022 sets forth three lines of action, which provide the basis for its operations:

•	Inclusive growth: Working to guarantee access to economic opportunities to ensure a prosperous future for all.

•	Support for vulnerable groups: Helping to integrate the most vulnerable citizens to nurture a more diverse society.

•	Environmental sustainability: Supporting a liveable society that promotes environmental sustainability, and mitigates and adapts to climate change.

In terms of operational approach, under the Development Plan 2020-2022 the CEB continues to enhance the social impact of its activities through a number of means. In particular, the Bank intends to

•	Continue to focus on its Target Group Countries and to finance projects with a high social impact.

•

Expand sub-national strategic partnerships, including through innovative financing solutions that allow for new financing mechanisms, the leveraging of EU funds and/or the participation in private sector operations.

•

Increase its existing partnership network with national promotional banks to boost its financing operations in support of strategic national policy and investment goals in the social and economic sectors.

•	Develop partnerships with public and private institutions in order to leverage resources, expertise and technical assistance, so as to strengthen institutional capacity.

•

Make use of financial instruments tailored to its partners’ needs, allowing for investments to be carried out on a project or program, sector, multi-sector or cross-sectoral basis, as well as for the blending of grants and loans or the bridge-financing of EU-funded investments.

•

Integrate the Sustainable Development Goals (“SDGs”) into its operational activity by prioritizing a set of key SDGs that are most relevant to the Bank’s mandate and lines of action, identifying the CEB’s potential contribution to the SDGs in the project appraisal phase and then regularly assessing it at portfolio level.

•

Continue to pursue its social inclusion bond issuance program as a means to raise the visibility of the Bank’s social mandate and operations and to further expand it with ‘theme-based’ bonds on specific topics pertaining to CEB’s social mandate and operations, if conditions are met.

•

Strengthen its capacity to seek out environmental sustainability components in its socially-oriented investments and work towards progressively aligning its operations with the 2015 Paris Agreement on climate change.

•

Embed Corporate Social Responsibility and sustainability in all its operations and align its financing activities with international standards and best practices, especially of its peer IFIs, also with a view to meeting the requirements of Environmental, Social and Governance rating agencies and socially-responsible investors.

•	Seek to achieve a volume of loan approvals just below € 4 billion per year, with the level of disbursements in both Target Group and non-Target Group Countries increasing steadily.

Recent Developments

In the current, rapidly-evolving health emergency due to the COVID-19 outbreak, the CEB is in constant contact with those of its Member States which have been severely impacted by the ongoing pandemic, with a view to identifying specific needs and taking appropriate measures. The CEB has already established an indicative pipeline of COVID-19-related projects in close coordination with a number of its Member States.

Specifically, in response to the challenges posed to Europe’s public health systems, the Bank has adapted its Public Sector Finance Facility (PFF), a financing instrument aimed at national and sub-national public sector partners, to cover: the acquisition, under emergency procedures, of medical equipment and consumable material; the rehabilitation and transformation of spaces and medical units; and the mobilization of additional expertise.

In an effort to mitigate the economic and social impact of the COVID-19 outbreak, the CEB is also engaging with national promotional banks in order to continue supporting MSMEs and municipal companies, with a focus on the preservation of jobs and on enabling ongoing municipal investments. This type of financing comes in the form of CEB Program Loans, further adapted to the specific working capital and treasury needs of CEB’s partners.

For an overview of CEB’s principal financing instruments, including its Public Sector Finance Facility and CEB Program Loans, see “Operations—Project Financing”.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2019. It does not otherwise give effect to any transaction since that date. Since December 31, 2019, there has been no material change in the capitalization of CEB except for issuances of SEK 1.5 billion (approximately EUR 143 million based on the exchange rate at the time of the issuance) 0.261% notes due 2023, EUR 1.0 billion 0.05% notes due 2030, EUR 100 million 0.125% notes due 2023, NOK 500 million (approximately EUR 50 million based on the exchange rate at the time of the issuance) 1.625% notes due 2024 and GBP 300 million (approximately EUR 355 million based on the exchange rate at the time of the issuance) 0.75% notes due 2027 under CEB’s Euro Medium Term Note Program in January 2020 and the issuance of USD 1.0 billion (approximately EUR 926 million based on the exchange rate at the time of the issuance) 1.375% notes due 2025 under CEB’s SEC-registered U.S. debt shelf program in February 2020. On April 2, 2020, CEB priced EUR 1.0 billion 0.000% notes due 2027 under its Euro Medium Term Note Program. The pending transaction is expected to close on April 9, 2020.

As of December 31, 2019
(in thousands of euros)
Short-term Debt(1)	3,320,793
Long-term Debt(2)	17,185,373
Equity
Capital(3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417

General Reserve(4)	2,456,101
Gains or losses recognized directly in equity	(84,399)
Net profit	104,685

Total Equity	3,088,804

Total Capitalization(5)	20,274,176

(1)

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (whether a member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2019, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2018. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased slightly to €7.95 billion at year-end 2019 from €7.88 billion at year-end 2018, mainly as a result of the 2019 net profit.

Capital allocation by Member State, as of December 31, 2019, is presented in the table below:

CAPITAL ALLOCATION

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	915,770	814,114	101,656	16.735%
Germany	915,770	814,114	101,656	16.735%
Italy	915,770	814,114	101,656	16.735%
Spain	597,257	530,958	66,299	10.914%
Turkey	388,299	345,197	43,102	7.096%
Netherlands	198,813	176,743	22,070	3.633%
Belgium	164,321	146,083	18,238	3.003%
Greece	164,321	146,083	18,238	3.003%
Portugal	139,172	123,724	15,448	2.543%
Sweden	139,172	123,724	15,448	2.543%
Poland	128,260	114,023	14,237	2.344%
Denmark	89,667	79,712	9,955	1.639%
Finland	69,786	62,039	7,747	1.275%
Norway	69,786	62,039	7,747	1.275%
Bulgaria	62,459	55,526	6,933	1.141%
Romania	59,914	53,264	6,650	1.095%
Switzerland	53,824	43,229	10,595	0.984%
Ireland	48,310	42,948	5,362	0.883%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.635%
Serbia	25,841	22,973	2,868	0.472%

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
Croatia	21,376	19,003	2,373	0.391%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.245%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.233%
North Macedonia	12,723	11,311	1,412	0.233%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.225%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%

Total 2019	5,472,219	4,859,802	612,417	100.00%

Total 2018	5,472,219	4,859,802	612,417	100.00%

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2019, reserves increased to €2.46 billion compared to €2.35 billion at year-end 2018; reserves increased by €97.5 million due to the allocation of the 2018 net profit to the general reserve and by €6.1 million due to the first time application of phase 3 of IFRS 9.

OPERATIONS

Overview

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters.

The CEB carries out its mission within the strategic framework of a formal development plan (the “Development Plan”) that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the context within which the Bank operates. In addition to the Development Plan, general guidelines for the CEB’s project financing activity are set forth in its policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects.

The implementation of CEB’s Development Plan 2017-2019 was successful given that the Bank achieved and exceeded its operating objectives while furthering its commitment to serving a distinctive social mandate in Europe. Over the three-year period from 2017 to 2019, the CEB approved an average of € 4 billion per year in new loans for social investments across Europe. Loan disbursements over the period increased steadily to reach over € 2.8 billion in 2019. In connection with the Development Plan 2017-2019, the CEB also undertook a capital adequacy review to assess the Bank’s financial resilience against the backdrop of its robust lending activity. The review confirmed the strength of the Bank’s prudential ratios, its prudent lending requirements and the thoroughness of its capital monitoring.

The CEB’s current strategic course as set forth in the Development Plan 2020-2022 focuses on promoting inclusive growth and providing support for vulnerable groups, while integrating environmental sustainability as a cross-cutting line of action. The Bank’s lines of action reflect both its specific social vocation and the development logic underpinning all its activity in the following sectors of action: aid to refugees, migrants, displaced persons and other vulnerable groups; housing for low-income persons; improving living conditions in urban and rural areas; natural or ecological disasters; protection of the environment; protection and rehabilitation of the historic and cultural heritage; health; education and vocational training; administrative and judicial infrastructure; supporting MSMEs for the creation and preservation of viable jobs. For more information on the CEB’s Development Plan 2020-2022 and lines of action, see “The Council of Europe Development Bank — CEB Strategy 2020-2022”.

The shift in and expansion of the Bank’s social objectives over time have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 50% of loans outstanding in favor of Target Group Countries.

Financial Means of Action

The CEB provides assistance in the form of loans, guarantees and contributions from the trust accounts in order to finance bankable projects. To do this, it evaluates the debt sustainability of the borrower and, where applicable, of the guarantor.

Loans granted by the Bank take one of the following forms: (i) loans to Member States; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; (iii) loans granted to any legal person approved by a Member State, when the Bank’s Administrative Council is satisfied that the loan requested is covered by adequate guarantees.

Upon conditions to be stipulated by the Bank’s Administrative Council in each case, the Bank may grant guarantees to financial institutions approved by a Member State for loans to further the Bank’s statutory purposes as set out in the Articles and may open and operate trust accounts.

Loan applications are prepared by the borrower in coordination with the CEB and are formally submitted by the borrower following the appraisal of the envisaged project by the CEB. Depending on the borrower’s capacity and the project complexity, the CEB may provide technical assistance for the preparation of the loan application. Once approved, loan applications are placed in the Bank’s stock of projects awaiting financing. They must give rise to a framework loan agreement within twelve (12) months following the approval. As disbursements are made, the amount of the stock of projects diminishes correspondingly. For more information on the Bank’s stock of projects, see “Financial Review — Balance Sheet — Financing commitments and stock of projects awaiting financing” below.

The loans are granted under the general conditions of the Bank’s loan regulations and under the special conditions established in the framework loan agreement. In case of breach of these conditions, the Bank may demand early reimbursement of disbursed loans, in particular in the case of corruption, fraud, money laundering, misprocurement or when the implementation of the project leads to a violation of the CEB’s Environmental and Social Safeguards Policy, the “Convention for the Protection of Human Rights and Fundamental Freedoms” or the “European Social Charter”.

Project Financing

The principal financing instruments for the CEB’s loan operations are as follows:

•

Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•

CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•

Public Sector Financing Facility (PFF) loans are instruments intended for public entities whose funding is primarily budget-based and which aim to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, with eligible costs including ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•

In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•

Cross-sectoral loans (“CSLs”) are CEB financing instruments introduced by the Development Plan for the period 2017-2019, aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

The CEB may finance projects directly or via an intermediary financial institution. The CEB’s share of financing may not exceed 50% of the eligible costs of the project/programme. Nevertheless, on a case by case basis and subject to the approval by the Bank’s Administrative Council, the CEB’s share of financing may be increased up to 90%, especially in the Target Group Countries.

While the CEB’s reference currency is the euro, this does not exclude recourse to other currencies according to borrower specifications and the CEB’s refinancing possibilities on the capital markets. The CEB raises funds on the best terms available on the capital markets. It passes these terms on to its borrowers, applying the lowest possible margin which takes into account the need to cover its operating costs.

The CEB’s loans are disbursed in tranches, with fixed or floating rates and flexible structures. Tenors and grace periods match the project’s financing needs to the extent possible the project’s financing needs. The mechanisms for disbursement applicable to each loan are specified by the CEB in the loan document at the time of the project’s approval by the Administrative Council.

Upon fulfilment of the relevant eligibility criteria, the CEB’s borrowers may receive technical assistance funded by the CEB’s Social Dividend Account (“SDA”) and/or other trust accounts during the implementation phase. The SDA was established by the CEB member states in 1996 and financed mainly by contributions from the Member States, through allocations from the Bank’s annual profit, which constitute dividends of a social nature. The SDA is used to provide loan guarantees, technical assistance, interest subsidies and grant contributions in favor of high social impact projects, located mainly in the Bank’s Target Group Countries. For more information regarding the SDA, see Note L (“Social Dividend Account”) of the CEB’s financial statements for the fiscal year ended December 31, 2019 included in Exhibit 2 to the annual report on Form 18-K of the CEB for the year ended December 31, 2019 (the “CEB 2019 Annual Report on Form 18-K”).

Monitoring is carried out from the time of the project’s approval up to its completion. The purpose of the monitoring process is to ensure that the project is implemented in compliance with the framework loan agreement and executed in accordance with the conditions included in the loan document approved by the Bank. Once a project is completed, a completion report summarizing the project’s results is prepared. The Bank draws up an Annual Report on Project Preparation and Monitoring which provides an overall evaluation of the most significant projects while highlighting the problems encountered in the course of their appraisal and implementation.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2015–2019 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

PROJECTS APPROVED(1)(2)

					in thousands of euros
Country	2019		2018		Accumulated total 2015–2019
	Amounts	%	Amounts	%	Amounts	%
Albania	—	—	—	—	—	—
Belgium	300,000	7.5	—	—	791,400	4.5
Bosnia and Herzegovina	26,135	0.7	4,500	0.1	41,635	0.2
Bulgaria	—	—	—	—	370,000	2.1
Croatia	200,000	5.0	50,000	1.3	350,000	2.0
Cyprus	40,000	1.0	—	—	72,000	0.4
Czech Republic	185,000	4.6	300,000	7.7	935,000	5.3
Estonia	25,000	0.6			25,000	0.1
Finland	50,000	1.3	220,000	5.6	410,000	2.3
France	221,200	5.6	42,000	1.1	1,233,800	7.0
Georgia	25,000	0.6	5,000	0.1	46,500	0.3
Germany	381,200	9.6	380,000	9.7	1,613,200	9.2
Greece	70,000	1.8	—	—	72,000	0.4
Hungary	—	—	167,000	4.3	232,700	1.3
Iceland	—	—	—	—	10000	0.1
Ireland	150,000	3.8	—	—	668,000	3.8
Italy	420,000	10.6	447,000	11.5	1,367,000	7.8
Latvia	—	—	15,000	0.4	77,000	0.4
Lithuania	125,000	3.1	15,000	0.4	175,000	1.0
Malta	—	—	—	—	29,000	0.2
Moldova (Republic of)	20,000	0.5	12,000	0.3	32,000	0.2
Montenegro	20,000	0.5	—	—	70,000	0.4
Netherlands	310,000	7.8	400,000	10.3	1,176,600	6.7
North Macedonia	—	—	—	—	10,000	0.1
Poland	340,332	8.5	566,429	14.5	2,392,807	13.6
Portugal	—	—	145,000	3.7	305,000	1.7
Romania	150,000	3.8	179,000	4.6	554,000	3.2
Serbia	324,000	8.1	250,000	6.4	574,000	3.3
Slovak Republic	50,000	1.3	50,000	1.3	749,500	4.3
Slovenia	—	—	50,000	1.3	100,000	0.6
Spain	250,000	6.3	600,000	15.4	1,947,000	11.1
Sweden	200,000	5.0	—	—	560,000	3.2
Turkey	100,000	2.5	—	—	550,000	3.1

TOTAL	3,982,867	100.0	3,897,929	100.0	17,540,142	100.0

(1)	Amounts at the time of project approval.
(2)	Percentages may not add up due to rounding.

LOANS DISBURSED(1)

					in thousands of euros
Country	2019		2018		Accumulated total 2015-2019
	Amounts	%	Amounts	%	Amounts	%
Albania	13,600	0.5	13,800	0.5	38,991	0.3
Belgium	212,500	7.5	42,500	1.5	415,000	3.5
Bosnia and Herzegovina	12,423	0.4	13,737	0.5	63,760	0.5
Bulgaria	60,000	2.1	60,000	2.1	302,500	2.6

					in thousands of euros
Country	2019		2018		Accumulated total 2015-2019
	Amounts	%	Amounts	%	Amounts	%
Croatia	47,674	1.7	37,776	1.3	258,324	2.2
Cyprus	11,500	0.4	14,500	0.5	67,000	0.6
Czech Republic	200,000	7.0	150,000	5.4	745,000	6.3
Finland	125,000	4.4	110,000	4.0	425,000	3.6
France	26,607	0.9	121,830	4.4	814,777	6.9
Georgia	3,401	0.1	1,323	0.1	21,501	0.2
Germany	95,340	3.4	163,701	5.9	722,192	6.1
Hungary	43,012	1.5	73,287	2.6	240,029	2.0
Iceland	5,000	0.2	—	—	10,000	0.1
Ireland	70,000	2.5	85,000	3.1	271,000	2.3
Italy	259,779	9.1	212,000	7.6	624,929	5.3
Latvia	3,600	0.1	—	—	3,600	0.0
Lithuania	15,986	0.6	30,000	1.1	115,986	1.0
Moldova (Republic of)	1,877	0.1	6,999	0.3	21,349	0.2
Montenegro	13,091	0.5	8,467	0.3	43,308	0.4
Netherlands	147,057	5.1	544,517	19.6	741,575	6.3
North Macedonia	14,137	0.5	7,393	0.3	69,347	0.6
Poland	346,565	12.2	550,405	19.8	1,803,591	15.3
Portugal	85,000	3.0	—	—	121,000	1.0
Romania	42,290	1.5	20,851	0.7	214,697	1.8
Serbia	139,200	4.9	26,000	0.9	226,200	1.9
Slovak Republic	252,000	8.9	3,963	0.1	771,463	6.5
Slovenia	10,000	0.4	25,000	0.9	95,000	0.8
Spain	249,953	8.8	197,000	7.1	1,341,453	11.4
Sweden	174,998	6.2	48,280	1.7	223,278	1.9
Turkey	165,000	5.8	205,000	7.4	989,789	8.4

TOTAL	2,846,591	100.0	2,773,329	100.0	11,801,639	100.0

(1)	Values in euros are at the exchange rate at the date of transaction.

NB:

Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived, respectively, from the CEB’s audited financial statements for the year ended December 31, 2019 and 2018, which were audited by ERNST & YOUNG Audit, and from the CEB’s audited financial statements for the year ended December 31, 2017, 2016 and 2015, which were audited by KPMG S.A. In each case, the applicable audit was conducted in accordance with International Standards on Auditing as issued by the International Auditing and Assurance Standards Board.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the section entitled “Financial Review” and with the Bank’s audited financial statements and notes thereto set forth in Exhibit 2 to the CEB 2019 Annual Report on Form 18-K.

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of euros)
Selected Income Statement Data
Interest and similar income	174,275	128,553	114,766	121,227	134,299
Interest expenses and similar charges	(7,315)	31,594	44,378	28,109	22,290

Interest margin	166,960	160,147	159,144	149,336	156,589

Net gains or losses from financial instruments at fair value through profit or loss(1)	(8,695)	(6,079)	2,433	(237)	665
Net gains from financial assets at fair value through equity	47	48	186	398	47
Commissions	(789)	(686)	(1,271)	1,738	(768)

Net banking income	174,913	153,430	160,492	151,235	156,533

General operating expenses	(45,009)	(45,691)	(45,150)	(47,118)	(49,027)
Depreciation and amortization charges of fixed assets	(2,867)	(2,906)	(3,303)	(3,845)	(4,786)

Gross operating income	127,037	104,833	112,039	100,272	102,720

Cost of risk	—	93	—	(2,819)	1,965

Net profit	127,037	104,926	112,039	97,453	104,685

(1)

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

	As of December 31,				As of January 1,	As of December 31,
	2015	2016	2017	2018	2019(1)
	(in thousands of euros)				(in thousands of euros)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	476,467	648,960	539,482	450,113	450,113	677,861
Financial instruments at fair value through profit or loss(2)	1,743,238	1,480,046	323,472	256,852	256,852	313,302
Hedging derivative financial instruments	893,898	895,455	680,997	710,648	710,648	838,246
Financial assets at fair value through equity	3,571,468	3,554,497	3,638,764	4,099,228	4,099,228	4,117,841
Financial assets at amortized cost
Loans(3)	13,415,871	14,093,830	14,056,570	14,882,657	14,882,674	15,807,267
Advances(4)	2,293,859	2,428,053	2,062,564	1,379,693	1,379,693	2,169,183
Debt securities(5)	2,669,603	2,447,790	2,199,945	2,138,720	2,138,720	1,977,538
Other assets(6)	52,021	54,134	296,487	430,078	430,078	240,553

Total assets	25,116,425	25,602,765	23,798,281	24,347,989	24,348,006	26,141,791

Liabilities
Financial instruments at fair value through profit or loss(2)	123,236	253,021	650,606	435,279	435,279	187,340
Hedging derivative financial instruments	546,063	620,783	478,074	442,831	442,831	531,460
Debt securities in issue	19,530,246	20,063,689	18,835,438	19,556,765	19,533,779	21,228,068
Other liabilities(7)	2,205,384	1,853,371	867,349	889,953	889,953	1,106,119

Total liabilities	22,404,929	22,790,864	20,831,467	21,324,828	21,301,842	23,052,987

Total equity	2,711,496	2,811,901	2,966,814	3,023,161	3,046,164	3,088,804

(1)	Includes a comparative reference as of January 1, 2019 taking into account the effects of the first application of phase 3 of IFRS 9.
(2)

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial instruments at fair value through profit or loss”. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

(3)	Loans consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not held for trading or intended to be sold when granted.
(4)

Advances consist of interbank advances granted by the Bank and advances repayable on demand with credit institutions (other than central banks) that allow the Bank to settle and receive payments from financial transactions related to its activities.

(5)	Since 2018 “Financial assets held to maturity” have become “Debt securities” under “Financial assets at amortized cost” in accordance with phase 1 of IFRS 9.
(6)	Includes tangible and intangible assets and other assets.
(7)	Includes amounts owed to credit institutions and to customers, amounts in the Social Dividend Account, provisions and other liabilities (including deposits of guarantees received).

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of euros)
Selected Operating Data
Loans outstanding at period end(1)	13,071,716	13,714,930	13,792,151	14,624,758	15,427,452
Loans disbursed during the period	1,841,939	2,036,722	2,303,442	2,771,639	2,848,342
Selected Ratios(2)
Capital adequacy ratio Basel II/III	26.3%	26.7%	29.2%	30.4%	30.3%
Gearing ratio	1.71	1.77	1.76	1.85	1.92
Indebtedness ratio	6.17	6.30	6.25	6.25	6.42
Treasury asset ratio	2.61	2.66	2.78	2.63	2.68
Short-term liquidity ratio
1-month period	561%	601%	665%	570%	358%
3-month period	223%	219%	229%	227%	237%
6-month period	204%	149%	160%	169%	186%
1-year period	138%	153%	114%	124%	139%
Self-Sufficiency Period Ratio	—	14 months	9 months	10 months	9 months

(1)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loan depreciation.
(2)

After a revision to the prudential framework with effect from January 1, 2014, the ratios of the prudential framework were further adjusted in 2016: some limits were changed and new ratios/indicators were added. The key changes concerned the management of interest rate risk through a balance-sheet approach, liquidity risk by means of a liquidity curve approach and credit risk with the internal rating becoming the reference for the treasury activity. Further adjustments were made to certain limits and ratios in 2017. The ratios presented are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other multilateral development banks and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to EU Directives. In addition to the ratios presented in the table, the CEB introduced thresholds for minimal internal ratings, economic value sensitivity and spot net open positions in connection with the adjustments made to its prudential framework in 2016. For a description of the ratios presented as well as the other indicators and their use by the CEB, see Note C (“Risk Management—Prudential Framework”) to the CEB’s annual financial statements as of and for the year ended December 31, 2019, included in Exhibit 2 to the CEB 2019 Annual Report on Form 18-K.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto included in Exhibit 2 to the CEB 2019 Annual Report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2019, the CEB achieved a sound financial performance and the quality of its credit profile was confirmed by leading international rating agencies. At December 31, 2019, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €15.4 billion compared to €14.6 billion at December 31, 2018. Outstanding debt including interest payable and IFRS fair value adjustments used to support these operations amounted to €21.2 billion at December 31, 2019, compared to €19.6 billion at December 31, 2018.

The Bank’s net profit in 2019 was €104.7 million, compared to €97.5 million in 2018, with 2019 profits increasing by 7.4% compared to 2018, primarily due to a higher volume in the loan portfolio (+€0.9 billion year-on-year) and higher income generated from treasury activity. General reserves (including the Bank’s net profit) increased by 4.5% to €2.56 billion at December 31, 2019 from €2.45 billion at December 31, 2018, mainly as a result of 2019 profit allocation to the general reserves. Total equity increased by 2.2% to €3.1 billion at December 31, 2019 from €3.02 billion at December 31, 2018.

The adjusted1 cost-to-income ratio2 increased to 34.3% for the year ended December 31, 2019, compared to 33.3% for the year ended December 31, 2018, as a result of increased operating expenses.

Results of Operations

Interest income

Interest income includes interest received on financial assets at fair value through equity, loans and advances and debt securities. Interest income increased by €13.1 million in 2019 to €134.3 million compared to €121.2 million in 2018, primarily as a result of a significant increase in interest income on loans and advances.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €5.8 million to €22.3 million in 2019, from €28.1 million in 2018, mainly due to changes in interest on debt securities in issue.

Interest margin

Interest margin increased by €7.3 million (4.9%) in 2019 to €156.6 million from €149.3 million in 2018, mainly as a result of changes in interest income and in interest expenses.

Net banking income

Net banking income increased by €5.3 million (3.5%) to €156.5 million in 2019 from €151.2 million in 2018, essentially due to an increase in interest margin.

[1]	Excluding change in fair value of derivative instruments and netting cost recovery for fiduciary activities – recorded under ‘other income’ – against administrative expenses.
[2]	General operating expenses including depreciation and amortization charges of fixed assets divided by net banking income excluding unrealized gains and losses.

General operating expenses

General operating expenses increased by €1.9 million to €49.0 million for the year ended December 31, 2019 compared to €47.1 million for the year ended December 31, 2018.

Cost of risk

As of January 1, 2018, the CEB has applied phase 1 and phase 2 of IFRS 9, “Financial Instruments”. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” and sets out new principles for the classification and measurement of financial instruments (phase 1), for impairment for credit risk on financial instruments, financing commitments and financial guarantees given (phase 2), as well as for general hedge accounting, or micro hedging (phase 3). However, the principles of IFRS 9 phase 3 concerning hedge accounting have only been applied as of January 1, 2019. In accordance with the new standard, the CEB recorded impairment charges of €2.8 million in 2018, while it recorded write-ups of €2.0 million in 2019.

Core earnings and net profit

Core earnings (net income excluding cost of risk and IFRS-related valuation of financial products, without economic or financial significance for the CEB) amounted to €102.1 million in 2019 compared to €100.5 million in 2018, representing an increase of 1.5%.

	Year ended December 31,
	2019	2018
	(in millions of euros)
Net Profit	104.7	97.5
Elimination of valuation items, without economic or financial significance for CEB:
— Change in fair value of derivative instruments	-0.7	+0.2
— Cost of risk (IFRS 9)	-1.9	+2.8
CORE EARNINGS	102.1	100.5

For a discussion of net profit and the adjusted cost-to-income ratio, see “Overview” above.

Balance Sheet

Overview3

As of December 31, 2019, total assets amounted to €26,142 million compared to €24,348 million as of December 31, 2018, which represents an increase of 7.4%. This was is essentially due to an increase outstanding loans (excluding interest and value adjustments) which reached €15,427 million as of December 31, 2019, representing an increase of 5.5% compared to €14,625 million at year-end 2018 as well an increase in money market deposits of €0.8 billion. In 2019, treasury assets4 increased by 17.5% from €5,929 million at year-end 2018 to €6,965 million at year-end 2019, mainly due to an increase in money market deposits. Debt securities declined by 7.5% from €2,138 million at year-end 2018 to €1,978 million at year-end 2019 mainly due to maturities and as a result of no new acquisitions in 2019 due to the low interest rate environment.

As of December 31, 2019, total liabilities amounted to €23,053 million compared to €21,325 million as of December 31, 2018, which represents an increase of 8.1%. Borrowings and debt securities in issue (including accruals) increased by 8.4% from €19,623 million at year-end 2018 to €21,281 million at year-end 2019. New issuances in 2019 amounted to €4,540 million compared to €4,976 million in 2018, while reimbursements in 2019 amounted to €3,273 million compared to €4,621 million in 2018. Other liabilities increased by 47.3% from €396 million at year-end 2018 to €583 million at year-end 2019, mainly due to a significant increase of 47.5% in cash collateral received. Provisions increased by €63 million, or 24.4%, from €258 million as of December 31, 2018 to €321 million as of December 31, 2019, almost entirely relating to pension commitments.

Total equity, including net profit for 2019, amounted to €3,089 million at year-end 2019, an increase of 2.2% compared to €3,023 million at year-end 2018. This increase resulted mainly from the 2019 net profit of € 104.7 million and positive effects of IFRS 9 phase 3 implementation as of January 1, 2019 amounting to €6.1 million, which were partially offset by changes in values of assets and liabilities recognized directly in equity in an amount of minus €45.2 million.

Finally, the balance sheet showed a variation in derivative instruments (financial instruments at fair value through profit or loss and hedging derivative instruments) of plus €184 million, i.e., an increase of 19.0%, on the assets side, and minus €159 million, i.e., a decrease of 18.1%, on the liabilities side, respectively, at year-end 2019. These items represent the fair value, either positive (assets) or negative (liabilities), of the derivative instruments (currency exchange and interest-rate contracts) used for hedging purposes on loans, financial assets at fair value through equity and debt securities in issue.

[3]	Values in euros are at the exchange rate as of December 31, 2019.
[4]	Treasury assets consist of financial assets at fair value through equity, advances and cash in hand, balances with central banks.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short-term placements with maturities of up to three months must have a minimum rating of BBB+ at the time of purchase. Short term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2019, the total value of short-term placements in this portfolio amounted to €2,162 million.

The Short-Term Liquidity Securities Portfolio consists of short term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the Bank’s short-term liquidity position. At the time of purchase, short-term sovereign bonds with maturities of up to three months must have a minimum rating of BBB, and short-term securities with maturities between three months and one year must have a minimum rating of A-. At December 31, 2019, the total value of short term securities in this portfolio amounted to €1,966 million.

The Medium-Term Liquidity Securities Portfolio consists of securities investments with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium-Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2019, the total value of securities in this portfolio amounted to €2,007 million.

The Long-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are required to have a minimum rating of A+ at the time of purchase. At December 31, 2019, the total value of securities in this portfolio amounted to €1,883 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see Note C (“Risk Management—Credit Risk—Securities Portfolios”) to the CEB’s financial statements for the fiscal year ended December 31, 2019, included in Exhibit 2 to the CEB 2019 Annual Report on Form 18-K.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2019, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €5.0 billion.

In 2019, the Bank borrowed a total of €4.50 billion in eleven financing operations, including three re-opening transactions of existing issuances, with maturities of one year or more. This amount is lower than the volume of funding in 2018, which stood at €4.91 billion and also consisted of eleven funding operations, including six re-openings of existing issuances. The 2019 funding program fulfilled three main objectives: to cover the requirements arising from the Bank’s lending activity, to enable the Bank to honor its debt maturities and to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark transactions in major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2019, 39.8% of the funds raised by the Bank were denominated in U.S. dollars, 38.9% in euros, 17.2% in British pounds, 2.3% in Norwegian krone, 1.2% in Australian dollars and 0.7% in New Zealand dollars. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In USD, two bonds were issued: A USD 1 billion five-year benchmark in February and a USD 1 billion three-year benchmark in September. In euros, three bonds were issued in 2019: A EUR 250 million re-opening of the October 2022 benchmark in January, a EUR 1 billion ten-year benchmark in January and the Bank’s third EUR 500 million seven-year Social Inclusion Bond in April. In GBP, two bonds were issued: A GBP 600 million three-year benchmark in January and a GBP 100 million re-opening thereof in October. As a result, the USD, EUR and GBP markets were the most important in terms of funding volumes in 2019.

In other currencies, four bonds were issued: An AUD 50 million 10-year transaction in January and an AUD 35 million re-opening thereof in May, a NOK 1 billion five-year benchmark in February and a NZD 54.5 million 10-year transaction in April.

After taking swaps into account, the total amount of funds borrowed was denominated in euros.

The average maturity of the issuances launched in 2019 was 5.7 years, the same as in 2018. The table below shows funds raised in their original currencies:

FUNDING IN 2019 (WITH MATURITIES GREATER THAN ONE YEAR)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)
17/01/2019	17/03/2022	GBP	3.16 years	600
22/01/2019	25/05/2023	EUR	4.34 (1) years	250
01/02/2019	01/08/2029	AUD	10.50 years	50
30/01/2019	30/01/2029	EUR	10.00 years	1,000
25/02/2019	26/02/2024	NOK	5.00 years	1,000
27/02/2019	27/02/2024	USD	5.00 years	1,000
10/04/2019	10/04/2026	EUR	7.00 years	500
17/04/2019	17/04/2029	NZD	10.00 years	55
20/05/2019	01/08/2029	AUD	10.20 (1) years	35
24/09/2019	26/09/2022	USD	3.01 years	1,000
15/10/2019	17/03/2022	GBP	2.42 (1) years	100

(1)	Re-opening of existing bonds.

In 2019, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years, 57.1% of the issuances carried out under the CEB’s borrowing program had final maturities of close to five years or more, compared with 72.4% in 2018.

At December 31, 2019, the outstanding debt represented by bonds, excluding interest payable, amounted to €20.5 billion, up from €18.9 billion at December 31, 2018. In 2019, as in 2018, the Bank did not repurchase any of its long-term debt and also did not make any early repayments.

The breakdown of debt by maturity is as shown in the chart below:

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments, see Note C (“Risk Management—Credit Risk—Stock of projects / Financing commitments”) and Note T (“Financing commitments given or received”) to the CEB’s financial statements for the fiscal year ended December 31, 2019, included in Exhibit 2 to the CEB 2019 Annual Report on Form 18-K.

The total stock of projects awaiting financing at December 31, 2019 amounted to €8.5 billion, representing a 8% increase compared to €7.9 billion at December 31, 2018 due to an increase in the number of projects approved during the year. In 2019, the CEB approved new loans for social projects worth €4.0 billion while disbursing €2.8 billion.

The stock of projects awaiting financing for Target Group Countries represented approximately €3.7 billion, or 43.0%, of the total stock of projects awaiting financing at December 31, 2019.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2019 and 2018.

	As of December 31,
	2019	2018
	(in thousands of euros)
Stock of projects awaiting financing	8,520,732	7,890,978
of which
Financing commitments	6,443,277	6,279,578
For Target Group Countries(1)	3,639,784	3,490,297

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.5

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[5]

The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of April 3, 2020.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Dominique LAMIOT		Miglė TUSKIENĖ Vice-Minister, Ministry of Finance, Vilnius

Vice-Chairs
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest

Albania
Albana DAUTLLARI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Erjon LUÇI Deputy Minister, Ministry of Finance, Tirana

Belgium
Gilles HEYVAERT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Head International and European Financial Affairs, Belgian Treasury, Federal Public Service Finance, Brussels

Bosnia and Herzegovina
Ivan ORLIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Deputy Chair of the Management Board, Federal Banking Agency, Sarajevo

Bulgaria
Katya TODOROVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Croatia
Toma GALLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Stipe ŽUPAN Assistant Minister, Ministry of Finance, Zagreb

Cyprus
Spyros ATTAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Kyriakos KAKOURIS Director of Finance, Administration and Finance Directorate, Ministry of Finance, Nicosia

Czech Republic
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Deputy Minister for Public Budgets, Ministry of Finance, Prague

Denmark
Erik LAURSEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Denmark to the Council of Europe, Strasbourg		Steen Ryd LARSEN Advisor, Ministry of Finance, Copenhagen

Estonia
Rasmus LUMI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn

Finland
Nina NORDSTRÖM Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Arto ENO Financial Counsellor, Permanent Representation of Finland to the OECD, Paris

France
Sébastien POTAUFEU Chargé d’Affaires a.i., Deputy Permanent Representative of France to the Council of Europe, Strasbourg		Stéphane TABARIÉ Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris

Georgia
Irakli GIVIASHVILI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Nikoloz GAGUA Deputy Minister, Ministry of Finance, Tbilisi

Germany
Rolf MAFAEL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Christof HARZER Head of Division (VII A 2), Multilateral Development Banks, Ministry of Finance, Berlin

Greece
Panayiotis BEGLITIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg

Panagiotis ANDRESAKIS

Head of Unit for International Financial Organisations and Development Banks, Directorate for International Organisations, Directorate General for International Economic and Commercial Policy, Ministry of Economy and Development, Athens

Holy See
Marco GANCI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Monsignor Javier CAMAÑES FORÈS Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg

Hungary
Ágnes KERTÉSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest

Chargé d

Strasbourg

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Iceland
Kristján Andri STEFÁNSSON Ambassador, Embassy of Iceland, Paris		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik

Ireland
Breifne O’REILLY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Niamh McGUIRE Principal, International Financial Institutions Division, Department of Finance, Dublin

Italy
Michele GIACOMELLI Ambassador, Permanent Representative of Italy to the Council of Europe, Strasbourg		Gelsomina VIGLIOTTI Director General, International Financial Relations, Department of Treasury, Ministry of Economy and Finance, Rome

Kosovo
Mimoza AHMETAJ Consul General of Kosovo, Strasbourg		Lum MITA Head of Division for International Financial Cooperation, Ministry of Finance, Pristina

Latvia
Ivars PUNDURS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga

Liechtenstein

Daniel OSPELT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Lithuania
Laima JUREVIČIENĖ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius

Luxembourg
Stephan MÜLLER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg

Malta
Joseph FILLETTI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Joseph LICARI Former Ambassador of Malta to the Council of Europe, Swieqi

Moldova (Republic of)
Corina CĂLUGĂRU Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Tatiana IVANICICHINA State Secretary, Ministry of Finance, Chişinau

Montenegro
Zoran JANKOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Dragan DARMANOVIĆ General Director for State Treasury, Ministry of Finance, Podgorica

Netherlands
Roeland BÖCKER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague

GOVERNING BOARD		ADMINISTRATIVE COUNCIL

North Macedonia
c/o Zoran BARBUTOV Chargé d’Affaires a.i., Permanent Representation of North Macedonia to the Council of Europe, Strasbourg		Dejan NIKOLOVSKI Head of International Financial Relations and Public Debt Management Department, Ministry of Finance, Skopje

Norway
Elisabeth WALAAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Bente WEISSER Senior Advisor, Section for Multilateral Development Banks, Ministry of Foreign Affairs, Oslo

Poland
Janusz STAŃCZYK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Piotr NOWAK Undersecretary of State, Ministry of Finance, Warsaw

Portugal
João Maria CABRAL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José PEREIRA Director General, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon

Romania
Razvan RUSU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest

San Marino
Sylvie BOLLINI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino

Serbia
Aleksandra DJUROVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia

Slovak Republic
Marek EŠTOK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Martin POLÓNYI Director General, International Relations Section, Ministry of Finance, Bratislava

Slovenia
Andrej SLAPNIČAR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Martin ZDOVC Undersecretary of State, International Finance Department, Ministry of Finance, Ljubljana

Spain
Manuel MONTOBBIO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		Leonardo RODRÍGUEZ Deputy Director General for Multilateral Financial Institutions, General Secretariat of the Treasury and International Finance, Ministry of Economy and Business, Madrid

Sweden
Mårten EHNBERG Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Ewa WIBERG Head of Section, International Department, Ministry of Finance, Stockholm

Switzerland
Christian MEUWLY Ambassador, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Daniel BIRCHMEIER Head of Division Multilateral Cooperation, State Secretariat for Economic Affairs, Federal Department of Economic Affairs, Bern

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Turkey
Kaan ESENER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg		Kemal Çağatay İMİRGİ Director General, General Directorate for Foreign Economic Relations, Undersecretariat of Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as of April 3, 2020	Years with the CEB	Expiration of Current Term
Rolf Wenzel	Governor	8.3	December 17, 2021
Rosa María Sánchez-Yebra Alonso	Vice-Governor for Social Development Strategy	3.3	December 17, 2021
Carlo Monticelli	Vice-Governor for Financial Strategy	4.4	October 31, 2020
Tomáš Boček	Vice-Governor for Target Group Countries	0.9	August 15, 2021

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

ERNST & YOUNG Audit was selected by the Governing Board to be the Bank’s external auditor through 2021.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 3, 2020, are Krisztián Tolnai (Inspection Specialist, Department of Auditor’s Public Oversight, Ministry for National Economy, Budapest, Hungary), Ludmila Popa (Deputy Head of Public Internal Financial Control Policy Division, Ministry of Finance, Chisinau, Republic of Moldova) and Jacek Dominik (General Counsellor, International Cooperation Department, Ministry of Finance, Warsaw, Poland).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. However, at year-end 2019, the Bank had a total of 206 permanent staff members in addition to appointed officials, the same as at year-end 2018. Of the 206 staff members, 143 were professional staff (of which 45% were women and 55% were men) and 63 were support staff (of which 75% were women and 25% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.